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                       March 19, 2021

       Rick Melero
       Manager
       HIS Capital Fund III, LLC
       c/o Ark Fund Management, LLC
       2151 Consulate Dr., Suite 6
       Orlando, FL 32837

                                                        Re: HIS Capital Fund
III, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed February 22,
2021
                                                            File No. 024-11242

       Dear Mr. Melero:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Ronald (Ron) E. Alper at 202-551-3329 or Mary Beth Breslin at 202-551-
       3625 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction
       cc:                                              Richard Robinette